UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Salary.com, Inc.
(Name of Subject Company)

Spirit Merger Sub, Inc.
(Offeror)
a wholly owned subsidiary of
Kenexa Corporation
(Parent of Offeror)

Common Stock, $0.0001 par value per share	794006106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Nooruddin S. Karsan
Chief Executive Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, Pennsylvania 19087
(610) 971-9171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

John P. Duke, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, Pennsylvania  19103-2799
(215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$79,720,873.37	$5,684.10

(1)
Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 18,045,912 shares of Salary.com, Inc. common stock outstanding (including 314,836 unvested restricted shares) multiplied by $4.07 per share which is the offer price, plus (b) $1,120,606.02, which is the intrinsic value of the outstanding options to purchase common stock (i.e., the excess of $4.07 over the per share option exercise price), plus (c) $5,148,952.93, which is the value of outstanding restricted stock units, plus (d) $4,452.58, which is the intrinsic value of the outstanding warrant to purchase common stock (i.e., the excess of $4.07 over the per share warrant price).

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued March 1, 2010, by multiplying the transaction value by 0.0000713.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid: $5,684.10	Filing Parties: Kenexa Corporation and Spirit Merger Sub, Inc.
		Form of Registration No.: Schedule TO	Date Filed: September 2, 2010

	☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ Third-party offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transactions subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 2, 2010 (which, together with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on September 13, 2010, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on September 16, 2010, Amendment No. 3 to the Tender Offer Statement on Schedule TO filed on September 21, 2010 collectively constitute the “Schedule TO”) by (i) Spirit Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Kenexa”), and (ii) Kenexa.

The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Salary.com, Inc., a Delaware corporation (“Salary.com”), at a purchase price of $4.07 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which together constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

Item 11. Additional Information.

(a)(5) The information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by inserting the following paragraph at the end of the section titled “Certain Litigation”:

“On September 24, 2010, Salary.com, the members of the Salary.com board of directors (the “Salary.com Board”) and the plaintiffs in the Piller Action and the Mills Action (together, the “Court Actions”) entered into a memorandum of understanding (“MOU”) reflecting their agreement to settle the Court Actions as between them.  Salary.com and the members of the Salary.com Board are referred to herein as the “Salary.com Defendants.”  Pursuant to the MOU, the settling parties agreed that Salary.com will provide certain supplemental disclosures to the Schedule 14D-9 filed by Salary.com on September 2, 2010 with the Securities and Exchange Commission (as amended, the “Schedule 14D-9”).  In exchange for such additional disclosures, following confirmatory discovery, the settling parties to the Court Actions will use their best efforts to agree upon, execute and present to the court in the Mills Action as promptly as is practicable a stipulation of settlement and such other documents as may be necessary and appropriate to obtain the prompt approval by the court of such stipulation and dismissal with prejudice.  Following the Massachusetts court's approval of the settlement of the Mills Action, the plaintiff in the Piller Action shall seek dismissal of the Piller Action with prejudice.  The MOU also provides that the defendants in the Court Actions, including the Salary.com Defendants, Kenexa (with respect to the Mills Action) and Purchaser (with respect to the Mills Action), will be released by the plaintiffs from all claims arising out of the Offer, the Merger and the transactions contemplated by the Merger Agreement, including the claims that Kenexa and the Purchaser colluded in or aided and abetted the members of the Salary.com Board in their alleged breach of fiduciary duties.  The settlement, including the payment by Salary.com or any successor thereto of attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under applicable law. In the event that the stipulation of settlement is not approved and such conditions are not satisfied, Kenexa and the Purchaser plan to continue to defend the Mills Action.

“The MOU provides that the Salary.com Defendants deny that they engaged in any wrongdoing, committed any violation of law or acted improperly in any way, and believe that they acted properly at all times and that the Court Actions have no merit, but wish to settle the Court Actions in order to eliminate the burden and expense of further litigation. In the event that the settlement is not approved, Kenexa and the Purchaser plan to continue to defend the Mills Action.

“This summary of the MOU does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the MOU, which is filed as Exhibit (a)(1)(I) to Amendment No. 4 to the Schedule TO filed by Kenexa and the Purchaser on September 24, 2010 with the Securities and Exchange Commission which is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.            Description

(a)(1)(I)
Memorandum of Understanding dated September 24, 2010 (incorporated by reference to Exhibit (a)(5)(E) to the Amendment No. 4 to the Schedule 14D-9 filed by Salary.com, Inc. on September 24, 2010 with the Securities and Exchange Commission).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kenexa Corporation

By:            /s/ NOORUDDIN S. KARSAN
Name:       Nooruddin S. Karsan
Title:         Chief Executive Officer
Date:         September 24, 2010

Spirit Merger Sub, Inc.

By:            /s/ DONALD F. VOLK
Name:       Donald F. Volk
Title:         President and Treasurer
Date:         September 24, 2010